

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

April 8, 2008

<u>Via Facsimile (212) 455-2502 and U.S. Mail</u>

John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re: **The Phoenix Companies, Inc.**
        Response to April 1, 2008 comments
        Filed April 4, 2008
        File Number 001-16517

Dear Mr. Finley:

We have the following comments on your filing.

1.   We reissue comment 1 of our April 1, 2008 letter in part. We note your response with respect to the third bullet point in comment 1. We note that in your response you state that the expense reductions advocated by the dissidents (which you have estimated to be $90 million) is "equal to 35% of the Company's 2007 operating expenses, <u>excluding the Company's Asset Management business</u>…" (emphasis added). Please explain to us why that calculation is appropriate given your statement that the estimated amount of expense reductions were apparently made in conversations between the company and the dissidents <u>before</u> a public announcement of the upcoming spin-off of that business.

2.   We reissue comment 2 in part. Please explain why you are unable to provide a definitive statement as to the future disclosure regarding Ms. Young compensation and instead state that you will provide the separate quantification "to the extent practicable."

<u>Closing Comments</u>

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions